UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
Dynegy Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
26817G102

(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 1, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		82,474,851

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		82,474,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	82,474,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%*

14	TYPE OF REPORTING PERSON

	OO

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		70,627,029

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		70,627,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	70,627,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.8%*

14	TYPE OF REPORTING PERSON

	PN

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,847,822

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		11,847,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,847,822

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%*

14	TYPE OF REPORTING PERSON

	PN

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE: VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,478,750

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		42,478,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	42,478,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.1%*

14	TYPE OF REPORTING PERSON

	PN

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Equity Partners PIE I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,758,013

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		25,758,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,758,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%*

14	TYPE OF REPORTING PERSON

	PN

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LSP Gen Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,010,796

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		1,010,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,010,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%*

14	TYPE OF REPORTING PERSON

	PN

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: Mikhail Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		82,474,851

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		82,474,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	82,474,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%*

14	TYPE OF REPORTING PERSON

	IN

*	As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

This Amendment No. 2 amends the statement on Schedule 13D filed on December 10, 2009 and amended on March 22, 2010 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Class A Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     Of the 82,474,851 shares of the Issuer’s Class A Common Stock reported in this Schedule 13D, LSP Partners directly holds 1,379,470 shares, LSP Associates directly holds 11,847,822 shares, LSPEP directly holds 42,478,750 shares, PIE I directly holds 25,758,013 shares, and Gen Investors directly holds 1,010,796 shares. As a result of its relationship with LSPEP, PIE I and Gen Investor, LSP Partners may be deemed the beneficial owner of 70,627,029 shares of Class A Common Stock, representing approximately 11.8% of the outstanding shares of Class A Common Stock as reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 82,474,851 shares of Class A Common Stock, representing approximately 13.7% of the outstanding shares of Class A Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 82,474,851 shares of Class A Common Stock, representing approximately 13.7% of the outstanding shares of Class A Common Stock as calculated above.
     (c) Please see Annex A for a list of transactions in the Issuer’s Class A Common Stock since the Reporting Persons’ most recent filing on Schedule 13D on March 22, 2010. All of the transactions reported on Annex A were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).
2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners,

LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).
4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 2, 2010

LS POWER DEVELOPMENT LLC
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER PARTNERS, L.P.
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER ASSOCIATES, L.P.
By:	LS Power Development, LLC, its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.
By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS PIE, L.P.
By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LSP GEN INVESTORS, L.P.
By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

MIKHAIL SEGAL
/s/ Mikhail Segal

ANNEX A
Recent Transactions in Dynegy Inc. Class A Common Stock
LS Power Associates, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
March 23, 2010	SELL	387,865	$1.425
March 25, 2010	SELL	97,351	$1.3387
March 26, 2010	SELL	90,244	$1.2707
March 29, 2010	SELL	65,159	$1.2584
March 30, 2010	SELL	134,185	$1.2621
March 31, 2010	SELL	77,731	$1.2612
April 1, 2010	SELL	51,787	$1.2408
LS Power Equity Partners, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
March 23, 2010	SELL	1,390,638	$1.425
March 25, 2010	SELL	349,038	$1.3387
March 26, 2010	SELL	323,559	$1.2707
March 29, 2010	SELL	233,617	$1.2584
March 30, 2010	SELL	481,104	$1.2621
March 31, 2010	SELL	278,694	$1.2612
April 1, 2010	SELL	185,676	$1.2408
LS Power Equity Partners PIE I, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
March 23, 2010	SELL	843,246	$1.425
March 25, 2010	SELL	211,648	$1.3387
March 26, 2010	SELL	196,197	$1.2707
March 29, 2010	SELL	141,660	$1.2584
March 30, 2010	SELL	291,728	$1.2621
March 31, 2010	SELL	168,993	$1.2612
April 1, 2010	SELL	112,589	$1.2408
LS Power Partners, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
March 23, 2010	SELL	45,160	$1.425
March 25, 2010	SELL	11,335	$1.3387
March 26, 2010	SELL	10,507	$1.2707
March 29, 2010	SELL	7,587	$1.2584
March 30, 2010	SELL	15,623	$1.2621
March 31, 2010	SELL	9,050	$1.2612
April 1, 2010	SELL	6,030	$1.2408

LSP Gen Investors, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
March 23, 2010	SELL	33,091	$1.425
March 25, 2010	SELL	8,305	$1.3387
March 26, 2010	SELL	7,699	$1.2707
March 29, 2010	SELL	5,559	$1.2584
March 30, 2010	SELL	11,448	$1.2621
March 31, 2010	SELL	6,632	$1.2612
April 1, 2010	SELL	4,418	$1.2408